UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDonald’s Corporation Profit Sharing and Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

  Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 12, 2008

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007

(Amounts in thousands)

	Participant- Directed Investments	ESOP		Total 2007
		Allocated Account	Unallocated Account
ASSETS
Investment in the McDonald’s Corporation Profit Sharing and Savings Master Trust, at fair value
Investment securities	$2,002,327	$271,740	$286,576	$2,560,643
Participant loans	22,502	—	—	22,502

Total investments	2,024,829	271,740	286,576	2,583,145

Receivables
Company contributions	29,134	—	—	29,134
Accrued income	11	32	27	70
Other	93	(91)	(2)	—

Total receivables	29,238	(59)	25	29,204

Total assets	2,054,067	271,681	286,601	2,612,349

LIABILITIES

Management and administrative expenses payable	420	1	—	421
Notes payable and other liabilities	1,207	45	73,814	75,066

Total liabilities	1,627	46	73,814	75,487

Net assets reflecting all investments at fair value	2,052,440	271,635	212,787	2,536,862

NET ASSETS AVAILABLE FOR BENEFITS	$2,052,440	$271,635	$212,787	$2,536,862

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006

(Amounts in thousands)

	Participant- Directed Investments	ESOP		Total 2006
		Allocated Account	Unallocated Account
ASSETS
Investment in the McDonald’s Corporation Profit Sharing and Savings Master Trust, at fair value
Investment securities	$1,715,125	$231,575	$244,521	$2,191,221
Participant loans	19,619	—	—	19,619

Total investments	1,734,744	231,575	244,521	2,210,840

Receivables
Company contributions	26,890	—	—	26,890
Accrued income	11	22	23	56
Other	190	(185)	—	5

Total receivables	27,091	(163)	23	26,951

Total assets	1,761,835	231,412	244,544	2,237,791

LIABILITIES

Management and administrative expenses payable	1,392	17	—	1,409
Notes payable and other liabilities	1,666	43	81,734	83,443

Total liabilities	3,058	60	81,734	84,852

Net assets reflecting all investments at fair value	1,758,777	231,352	162,810	2,152,939

NET ASSETS AVAILABLE FOR BENEFITS	$1,758,777	$231,352	$162,810	$2,152,939

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

(Amounts in thousands)

	Participant-	ESOP
	Directed	Allocated	Unallocated	Total
	Investments	Account	Account	2007
Additions to net assets attributed to:
Investment income from the McDonald’s Corporation Profit Sharing and Savings Master Trust
Investment securities income	$310,491	$76,567	$72,647	$459,705
Other income	213	—	—	213
Interest on participant loans	1,666	—	—	1,666

Total net investment income	312,370	76,567	72,647	461,584
Contributions
Company	59,139	11,724	7,614	78,477
Participants	47,409	—	—	47,409
Rollovers	2,016	—	—	2,016

Total contributions	108,564	11,724	7,614	127,902

Plan transfers (Note 1)	23,390	1,765	—	25,155
Interfund transfers in	26,121	—	—	26,121

Total additions	470,445	90,056	80,261	640,762

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	174,014	23,627	—	197,641
Management and administrative expenses	2,470	32	—	2,502
Interfund transfers out	—	26,114	7	26,121
Company matching with forfeitures	298	—	—	298
Company matching with ESOP shares	—	—	30,277	30,277

Total deductions	176,782	49,773	30,284	256,839

Net increase	293,663	40,283	49,977	383,923

Net assets available for benefits
Beginning of year	1,758,777	231,352	162,810	2,152,939

End of year	$2,052,440	$271,635	$212,787	$2,536,862

See accompanying notes to financial statements.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was last amended and restated in its entirety on April 4, 2005 and is funded by the McDonald’s Corporation Profit Sharing and Savings Master Trust (the Master Trust), which also held the investment funds for the McDonald’s Ventures 401(k) Plan until the assets of the McDonald’s Ventures 401(k) Plan merged into the Plan on December 17, 2007.

On March 6, 2006 the Plan was amended to make a technical correction and to allow all participants the right to direct the trustees to vote on the unallocated and unvoted shares of Company stock based on the relative allocated shares credited to their accounts. Previously, only participants who were employees were allowed to vote these securities.

On September 29, 2006, the Plan was amended to provide for an independent third party trustee as a special Fiduciary for McDonald’s Corporation shares relative to the split off of Chipotle Mexican Grill, Inc. on October 11, 2006.

On December 12, 2006, the Plan was amended to provide that effective January 1, 2007, no more than 20% of a participant’s future contribution elections may be invested in the McDonald’s Common Stock Fund. The future contribution election company stock limitation applies to a participant’s 401(k) contribution and the Company’s discretionary matching contribution, if any.

On February 28, 2007, the Plan was amended to clarify that long term incentive bonuses for officers are excluded from the definition of compensation.

On June 20, 2007, the Plan was amended to modify the direct rollover provisions to allow a non-spouse beneficiary to transfer the deceased participant’s benefits to an inherited IRA as well as to clarify procedures for processing interest payments on participants’ loans, clarifying the default form of payment is installment payments for required minimum distributions at age 70  1/2, eliminating the distribution option of a lump sum coupled with installment payments, modifying the Plan to permit withdrawals following termination of employment and clarifying certain provisions to comply with final regulations under Internal Revenue Code Section 415.

On December 7, 2007, the Plan was amended to provide for the merger of accounts remaining in the McDonald’s Ventures 401(k) Plan into the Plan effective December 17, 2007.

The Plan is administered by a committee of individuals (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term “Company” includes all participating employers in describing eligibility and contributions below.

Salaried restaurant management employees and staff employees in the Supervisory/Consulting band or below (including part-time staff employees) are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees and employees in the Management Advisory band and higher are eligible to make 401(k) contributions on a matched basis after one year of “eligible service” as defined by the Plan document.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Individuals that are employed as a salaried restaurant management employee or staff with a licensee-owned restaurant that is purchased by the Company and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the Company match.

Salaried restaurant management employees, who are not contributing to the Plan, will be enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. Participants may also contribute distributions (excluding any after-tax employee contributions) from other tax qualified plans (within 60 days of receiving a payout from the other plan), tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions had not been made, from a SEP IRA described in Section 408(e), from a simple retirement account described in Section 408(p), and from the Federal Thrift Plan.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Blended Stock/Bond Fund, Real Estate Securities Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. All of the funds under the Plan are held in the McDonald’s Corporation Profit Sharing and Savings Master Trust. No more than 20% of a participant’s future contribution elections may be invested in the McDonald’s Common Stock Fund. The future contribution election company stock limitation applies to a participant’s 401(k) contribution and the Company’s discretionary matching contribution, if any.

The trustees, individuals appointed by the Board of Directors of McDonald’s Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company. The unallocated ESOP shares are also held at The Northern Trust Company as custodian for shares held as collateral for loans by the Company. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

The Company contributes (after one year of eligible service) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board of Directors. For 2007, the Company made a 4% discretionary profit sharing match to the Plan.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Plan’s investment funds, including Company stock. For participants who are automatically enrolled, the participant’s 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company Matching contributions are invested in the McDonald’s ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s Matching contribution (based on the Safe Harbor match) and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market.

In 1992 and 1995, the Company redeemed these preferred shares. Prior to each redemption, the Plan’s Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald’s Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan.

Released shares are used to make matching allocations. Due to the Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. In 1995, the Company redeemed the remaining preferred shares. Prior to each redemption, the Plan’s Trustees converted each share of Preferred Stock into 0.8 shares of McDonald’s Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $64 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by McDonald’s Corporation are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1 /2 unless an earlier distribution is elected.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, will be used to make a portion of the Company match.

In-Service Withdrawals: Participants 59 1/2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with the Company. Participants may only make one withdrawal in a calendar year, with regard to Profit Sharing and ESOP accounts. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances either while still employed or after termination.

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts. In addition, participants may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities,

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Investment Valuation: Investments in the Master Trust are stated at fair value. Investments in common and preferred stocks are valued at the closing exchange prices reported by the New York Stock Exchange.

The fair values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. Shares of mutual funds are valued at quoted market prices. Investments in common collective funds are valued at fair value as determined by the custodian based on the value of the underlying securities. Participant loans are valued at their outstanding balances, which approximate fair value.

The Master Trust investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the plans participating in the Master Trust. Prior to November 1, 2007, the Stable Value Fund was managed by Invesco at which time it was transferred over to JPMorgan. The fair values of the fully benefit-responsive investment contracts held in the Stable Value Fund have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.

For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the same process. The fair values of the wrap contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts as of the financial statement dates. The fair values of the wrapper contracts were not material as of December 31, 2007 and 2006.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are accounted for on a trade-date basis. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the market value of shares of McDonald’s common stock purchased through the ESOP which has not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INTEREST IN MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS MASTER TRUST

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and another Company sponsored plan. Each participating plan has an undivided interest in the Master Trust. On December 17, 2007, the other Company sponsored plan was merged into the Plan. Therefore, as of December 31, 2007, the interest of the Plan in the Master Trust is 100%. At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was approximately 98.3%, in allocated assets. The Plan’s interest in the Master Trust for unallocated assets is 100% for both years.

The assets of the Master Trust are held by The Northern Trust Company (the asset custodian.) Investment income and expenses are allocated to the Plan based upon its pro-rata share in the net assets of the Master Trust.

The Plan’s interest in the net assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Master Trust as of December 31, 2007 and 2006 is as follows:

	2007
	Allocated	Unallocated	Total
Investments, at fair value
Commercial paper and other short-term investments	$41,246,096	$7,127,806	$48,373,902
Common collective funds	461,794,620	—	461,794,620
Mutual funds	427,528,091	—	427,528,091
Common/preferred stocks other than McDonald’s	209,640,823	—	209,640,823
McDonald’s Corporation common stock	1,068,522,717	279,448,598	1,347,971,315
Participant loans	22,501,915	—	22,501,915
Securities loaned	64,735,881	—	64,735,881
Pooled cash collateral	66,442,949	—	66,442,949

Total investments	2,362,413,092	286,576,404	2,648,989,496

Obligation for collateral received for loaned securities	(66,442,949)	—	(66,442,949)
Accrued income	599,011	—	599,011

Net assets reflecting all investments at fair value	2,296,569,154	286,576,404	2,583,145,558

Net assets of master trust	$2,296,569,154	$286,576,404	$2,583,145,558

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 - INTEREST IN MCDONALD’S CORPORATION PROFIT SHARING AND SAVINGS MASTER TRUST (Continued)

	2006
	Allocated	Unallocated	Total
Investments, at fair value
Commercial paper and other short-term investments	$36,811,030	$5,484,634	$42,295,664
U.S. treasury notes	159,795	—	159,795
Common collective funds	395,845,421	—	395,845,421
Mutual funds	372,939,898	—	372,939,898
Common/preferred stocks other than McDonald’s	208,794,852	—	208,794,852
McDonald’s Corporation common stock	919,862,971	239,036,625	1,158,899,596
Participant loans	20,975,589	—	20,975,589
Securities loaned	46,196,443	—	46,196,443
Pooled cash collateral	45,544,492	—	45,544,492

Total investments	2,047,130,491	244,521,259	2,291,651,750

Obligation for collateral received for loan securities	(45,544,492)		(45,544,492)
Accrued income	1,905,306	—	1,905,306

Net assets reflecting all investments at fair value	2,003,491,305	244,521,259	2,248,012,564

Net assets of master trust	$2,003,491,305	$244,521,259	$2,248,012,564

Investment income for the Master Trust for the year ended December 31, 2007, is as follows:

Net appreciation in fair value of investments
Mutual funds	$20,189,988
Common collective funds	6,549,833
Common/preferred stock other than McDonalds	25,069,125
McDonald’s Corporation common stock	344,031,040
Securities loaned	359,945
Commission recapture	56,530

396,256,461
Interest	27,545,719
Dividends	44,021,099

$467,823,279

NOTE 4 - INVESTMENT CONTRACTS

The Master Trust investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the plans participating in the Master Trust. Prior to November 1, 2007, the Stable Value Fund was managed by Invesco, at which time was transferred over to JPMorgan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco and JPMorgan. The Stable Value Fund holds synthetic guaranteed investment contracts and common collective funds as underlying investments.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 - INVESTMENT CONTRACTS (Continued)

The contracts are included in the financial statements at fair value (which approximates contract value – See Note 2).

The investment contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, has been determined by management not to be material to the Plan. No adjustment is reflected in the Plan’s 2007 and 2006 statements of net assets available for benefits, or in the presentation of the net assets of the Master Trust in Note 3, as the fair value of the investment contracts has been estimated to approximate their aggregate contract value.

	2007	2006
Average contract yield, in the aggregate for all contracts:
Based on annualized earnings (1)	5.48%	5.00%
Based on interest rate credited to participants (2)	5.38%	5.31%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The unallocated ESOP, as disclosed in the “Unallocated Account” column on pages 2 through 4 of the basic financial statements, consists solely of nonparticipant-directed investments.

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11%

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 6 - NOTES PAYABLE (Continued)

ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. All payments on Series C notes have been made.

The Series A/B Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $279,448,598 at December 31, 2007. All Notes are guaranteed by McDonald’s Corporation. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Total
2008	$5,217	$2,628	$7,845
2009	5,291	2,666	7,957
2010	5,318	2,679	7,997
2011	5,363	2,702	8,065
2012	5,425	2,733	8,158
Beyond 2012	20,920	10,538	31,458

Total over remaining life of notes	$47,534	$23,946	$71,480

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 8 - ADMINISTRATIVE FEES

The custodian and investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. In 2006, certain administrative expenses directly associated with the Plan were paid by the Plan and charged to participants’ accounts. In 2007, all administrative expenses associated with the Plan were paid by the Company.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the effective date of the determination letter; however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan filed a determination request with the Internal Revenue Service on November 1, 2007.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2007, through its investment in the Master Trust, the Plan received $34,561,210 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

The Master Trust received a payment in 2007 from its current and prior recordkeepers due to an adjustment to the recordkeeping fees paid by the Plan in 2006 and prior years in the amount of $561,480. During 2007, fees totaling $2,502,000 were paid by the Plan to the managers of the investments held in the Master Trust. These transactions qualify as party-in-interest transactions.

Certain Plan assets, which are in the Master Trust, are invested in participant loans or investments managed by The Northern Trust Company, the custodian of the Plan, therefore these transactions qualify as party-in-interest. A portion of the Master Trust’s assets are also invested in Company stock (see Note 3).

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 12 - SECURITIES LENDING

The Master Trust increases its investment income by lending the Master Trust’s securities, through the asset custodian, to independent third parties. When the Master Trust lends securities, it is subject to a risk of failure by the borrower to return the loaned securities or a delay in delivery of the securities, in which case the Master Trust may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2007 and 2006, $64,735,881 and $46,196,443, respectively, of the Master Trust’s securities on loan as reported in Note 3

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 12 - SECURITIES LENDING (Continued)

were secured by cash collateral with a market value of $66,442,949 and $45,544,492, respectively. At December 31, 2007 and 2006, $0 and $1,928,308, respectively, of non-cash collateral was not required to be reported in the financial statements.

NOTE 13 - SUBSEQUENT EVENTS

Effective January 1, 2008, the loan processing fee increased from $64 to $66.

SUPPLEMENTAL SCHEDULE

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor: McDonald’s Corporation

Employer Identification Number: 36-2361282

Three-Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Plan participants	Participant loans, varying maturities with interest rates ranging from 5% to 9.25%	*	*	$22,501,915

*	Represents a party-in-interest to the Plan
**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation Profit Sharing and Savings Plan

Dated: June 13, 2008	By:	/s/ Catherine Griffin
Catherine Griffin
Member of the Administrative Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe Chizek and Company LLC, Independent Registered Public Accounting Firm